UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to                     .

Commission file number 1-33926

TEXAS OIL AND CHEMICAL CO. II, INC. 401(K) PLAN
P. O. Box 1636
Silsbee, Texas 77656
(Full title of the plan and the address of the plan)

TRECORA RESOURCES
(Name of issuer of the securities held pursuant to the plan)

1650 Hwy 6 South, Suite 190
 Sugar Land, Texas 77478
 (Address of issuer's principal executive office)

REQUIRED INFORMATION
Pursuant to the section of the General Instructions to Form 11-K entitled "Required Information", this Annual Report on Form 11-K for the year ended December 31, 2017, consists of the audited financial statements of the Texas Oil and Chemical Co. II, Inc. 401(K) Plan (the "Plan") for the year ended December 31, 2017, and the related schedules thereto. The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and in accordance with Item 4 of the section of the General Instructions to Form 11-K entitled "Required Information", the financial statements and schedules furnished herewith have been prepared in accordance with the financial reporting requirements of ERISA in lieu of the requirements of Items 1-3 of that section of the General Instructions. Schedules I, II, and III are not submitted because they are either not applicable, the required information is included in the financial statements or notes thereto, or they are not required under ERISA.

TEXAS OIL AND CHEMICAL CO. II, INC.
401(K) PLAN

Index
Page
Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits as of December 31, 2017 and 2016	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2017	3

Notes to Financial Statements	4-15

Supplementary Information

Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2017	16

Signature	17

Exhibits	18

Note: Other supplemental schedules required by Section 252.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

 Report of Independent Registered Public Accounting Firm

To the Plan Administrator, Participants, Trustees and Audit Committee
Texas Oil and Chemical Co. II, Inc. 401(k) Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Texas Oil & Chemical Co. II, Inc. Employee 401(k) Plan (the Plan) as of December 31, 2017 and 2016, and the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes and schedule (collectively referred to as the financial statements).  In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with account principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental information contained in the accompanying schedule of assets (held at end of year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BKM Sowan Horan, LLP

We have served as the Plan's auditor since 2010.

Addison, Texas
June 28, 2018

TEXAS OIL AND CHEMICAL CO. II, INC. 401(K) PLAN
Statements of Net Assets Available for Benefits
December 31, 2017 and 2016

	2017	2016
Assets:
Investments - at fair value (Note 4)	$30,786,846	$24,854,765
Notes receivable from participants	967,555	960,271
Employee contribution receivable	-	43,412
Employer contribution receivable	692	32,942

Net assets available for benefits	$31,755,093	$25,891,390

See accompanying notes to the financial statements.

TEXAS OIL AND CHEMICAL CO. II, INC. 401(K) PLAN
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2017

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$ 3,282,587
Dividend and interest income	133,758
3,416,345

Contributions:
Participant contributions	1,870,177
Employer contributions	1,400,558
Rollover contributions	233,434
3,504,169

Total additions	6,920,514

Deductions from net assets attributed to:
Benefits paid to participants	1,036,930
Administrative expenses	19,881

Total deductions	1,056,811

Net increase	5,863,703

Net assets available for benefits:
Beginning of year	25,891,390

End of year	$ 31,755,093

See accompanying notes to the financial statements.

TEXAS OIL AND CHEMICAL CO. II, INC. 401(K) PLAN
Notes to Financial Statements

Note 1 - Description of Plan

The Plan is a defined contribution plan sponsored by Texas Oil & Chemical Co. II, Inc. (the "Company").  The Company is a wholly owned subsidiary of Trecora Resources which trades on the New York Stock Exchange under ticker symbol TREC.  The following provides only general information and participants should refer to the plan agreement for a more complete description of the Plan's provisions.

General

The Plan, which became effective on September 1, 1978, as amended and restated effective January 1, 2018, is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") and the Internal Revenue Code ("IRC").   The Plan was amended in 2018 to conform with updated ERISA and IRC regulations.

Employee Contributions

Participants may contribute up to 100% of their compensation, as defined.  Participants may also contribute amounts representing rollover distributions from other qualified defined benefit or defined contribution plans.  Participants' salary deferral contributions are subject to IRC limitations which was $18,000 in 2017.  The Plan allows catch-up contributions (within the meaning of Section 414(v) of the IRC) for participants who have reached age 50 by the end of the plan year.  Participants are only permitted to make catch-up contributions if they have made their maximum salary deferral contribution for the year. Effective January 1, 2015, the Plan automatically enrolls all newly eligible participants into the Plan at a 3% deferral rate.

Employer Contributions

The Company makes matching contributions equal to 100% of the participant's deferral up to the first 6% of the participant's eligible compensation.  In addition, each year the Company may, at its discretion, make a profit-sharing contribution for the plan year not to exceed certain limitations prescribed by the IRC.  The Company did not make a profit-sharing contribution for the year ended December 31, 2017.

Participant Accounts

Each participant's account reflects the participant's contribution, the Company's matching contributions, Plan earnings or losses on the account, an allocation of the Company's discretionary profit-sharing contribution, if any, based on participant compensation and a charge for any distributions and direct expenses.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their contributions and rollover accounts, plus actual earnings thereon.  Effective January 1, 2015, vesting in the Company's matching contributions is based on years of service according to the following schedule:

Years of Service	Vested Percentage

Less than 2	0%
2 or more	100%

TEXAS OIL AND CHEMICAL CO. II, INC. 401(K) PLAN
Notes to Financial Statements

Note 1 - Description of Plan (Continued)

Company matching contributions remitted to the Plan in 2014 or before are subject to a 6 year vesting schedule.

Vesting in the Company's profit sharing contributions, if any, is based on years of service according to the following schedule:

Years of Service	Vested Percentage

Less than 2	0%
2	20%
3	40%
4	60%
5	80%
6 or more	100%

Administrative Expenses

In accordance with the Plan, administrative expenses may be paid out of the Plan unless paid by the Company.

Participant Investment Options

Upon enrollment in the Plan, a participant may direct employee and employer contributions in 1% increments in various investment options offered by the Plan.  The Plan currently offers shares of pooled separate accounts, guaranteed interest accounts, mutual funds and common stock of Trecora Resources as investment options for participants.  Participants can change their investment options daily.

Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of 50% of their vested account balance or $50,000, minus the highest outstanding note receivable balance during the immediate preceding twelve months.  The notes receivable are secured by the balance in the participant's account.  All notes are considered a directed investment from the participant's Plan account with all principal and interest credited to the participant's account. A maximum of one loan outstanding is allowed per participant at a time. Each loan shall bear a reasonable fixed rate of interest to be determined by the Administrator.  Interest rates ranged from 5.25% to 6.50% and 5.25% to 5.75% as of December 31, 2017 and 2016, respectively.   Notes receivable are to be repaid within five years.  Principal and interest is paid ratably through periodic payroll deductions.

Notes receivable are measured at their unpaid principal balance plus accrued but unpaid interest.  Delinquent participant loans are reclassified as distributions based on the terms of the Plan document.  Participant loans are considered delinquent if any payment or principal and interest, or any portion thereof, remains unpaid for more than 90 days after due.

TEXAS OIL AND CHEMICAL CO. II, INC. 401(K) PLAN
Notes to Financial Statements

Note 1 - Description of Plan (Continued)

Payment of Benefits

Upon termination of service, the participant or their beneficiary has the option to choose a lump sum payment, installment payment, or to purchase an annuity equal to the value of the participant's vested interest in his or her account.  Participants that reach the age of 70 ½ are required to take a minimum distribution from their account.

Forfeitures

Forfeitures can be used to reduce future employer contributions or to pay administrative expenses.  The Plan used approximately $5,700 of non-vested amounts to pay administrative expenses in the current year.  See Note 3.

Voting Rights

Each participant is entitled to exercise voting rights attributable to Trecora Resources shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised.  The Trustee is permitted to vote in the best interest of plan participants' shares for which instructions have not been given by a participant.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements were prepared in accordance with accounting principles generally accepted in the United States of America and are presented on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions to net assets available for benefits during the reporting period.   Actual results could differ from those estimates. See Note 4 for discussion of significant estimates used to measure fair value of investments.

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value.  Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price).  See Note 4 for further discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation includes the Plan's gains and losses on investments bought and sold as well as, held during the year.

TEXAS OIL & CHEMICAL CO. II, INC. EMPLOYEE 401(K) PLAN
Notes to Financial Statements

Note 2 - Summary of Significant Accounting Policies (Continued)

Benefits Paid to Participants

Benefits paid to participants are recorded as a reduction of net assets available for benefits when paid.

Risks and Uncertainties

The Plan and its participants invest in various investment securities.  Investment securities, in general, are exposed to various risks such as interest rate, market and credit.  Due to the level of risk associated with certain investment securities, it is possible that changes in the value of investment securities will occur at any given time and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Asset Management Fees

Plan participants are charged for asset management fees based on fund balances.  Asset management fees are accrued daily by the Trustee based on participant balances in each fund and are included in net appreciation.

Subsequent Events

Management of the Plan evaluates events and transactions occurring subsequent to the date of the financial statements for matters requiring recognition or disclosure in the financial statements.  The accompanying financial statements consider events through June 28, 2018, the date which the financial statements were issued.
Note 3 – Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31,
	2017	2016
Net assets:
Forfeiture account	$30,933	$49

Year Ended
December 31, 2017
Changes in net assets:
Forfeitures relating to current year activities	$ 34,507
Forfeitures used to pay administrative expenses	(5,722)
Earnings	2,099
$ 30,884

TEXAS OIL AND CHEMICAL CO. II, INC. 401(K) PLAN
Notes to Financial Statements

Note 4 - Fair Value Measurements

Financial Accounting Standards Board Statement Accounting Standards Codification Topic 820 "Fair Value Measurements and Disclosures" ("ASC 820") establishes a framework for measuring fair value.  This framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability; or

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

TEXAS OIL AND CHEMICAL CO. II, INC. 401(K) PLAN
Notes to Financial Statements

Note 4 - Fair Value Measurements (Continued)

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.

Employer security:  Valued at the closing price reported on the active market on which the individual security is traded.

Guaranteed interest contracts:  Fair value is the amount plan participants would receive currently if they were to withdraw or transfer funds within the Plan prior to their maturity for an event other death, disability, termination or retirement. This fair value represents contract value adjusted to reflect current market interest rates only to the extent such market rates exceed crediting rates.

Mutual funds: Valued at the closing price reported on the active market on which the Fund is traded.

Separate accounts :  Valued at the net asset value ("NAV") of shares held by the Plan at year end.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2017:

	Level 1	Level 2	Level 3	Total

Employer securities (Note 6)	$ 5,585,271	$ -	$ -	$ 5,585,271
Guaranteed interest contracts	-	-	1,339,330	1,339,330
Mutual funds	1,352,530	-	-	1,352,530
Total assets in the fair value hierarchy	$6,937,801	$ -	$ 1,339,330	$ 8,277,131
Separate accounts measured at NAV (a)				22,509,715
				$30,786,846

The following table sets forth by level within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2016:

	Level 1	Level 2	Level 3	Total

Employer securities (Note 6)	$ 5,530,821	$ -	$ -	$ 5,530,821
Guaranteed interest contracts	-	-	1,573,119	1,573,119
Mutual funds	811,883	-	-	811,883
Total assets in the fair value hierarchy	$6,342,704	$ -	$ 1,573,119	$ 7,915,823
Separate accounts measured at NAV (a)				16,938,942
				$24,854,765

(a)
In accordance with Accounting Standards Codification Subtopic 820-10, certain investments that were measured at net asset value per share have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of their fair value hierarchy to the Statement of Net Assets Available for Benefits.

TEXAS OIL AND CHEMICAL CO. II, INC. 401(K) PLAN
Notes to Financial Statements

Note 4 - Fair Value Measurements (Continued)

The table below sets forth a summary of changes in the fair value of the Plan's Level 3 assets, Guaranteed Interest Contracts, for the years ended December 31, 2017 and 2016.

	December 31, 2017	December 31, 2016
Balance, beginning of year	$1,573,119	$1,326,731
Total gains	4,748	11,758
Purchases	265,645	421,979
Issuances, Settlements	(504,182)	(187,349)

Balance, end of year	$1,339,330	$1,573,119

Quantitative Information about Significant Unobservable Inputs Used in Level III Fair Value Measurements
The following table, as of December 31, 2017, and 2016, represents the Plan's Level III financial instruments, the valuation techniques used to measure the fair value of those financial instruments, and the significant unobservable inputs and the range of values for those inputs.
Description	Fair Value 12/31/17	Fair Value 12/31/16	Valuation Techniques	Unobservable Inputs	Input Values
Guaranteed Interest Account	$1,339,330	$1,573,119	Discounted Cash Flow	Risk-adjusted discount rate applied	Approximately 1%

Note 5 - Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan document to terminate the Plan at any time subject to the provisions of ERISA, as amended.  In the event of plan termination, participants will become 100% vested in their accounts.  Any unallocated assets of the Plan shall be allocated to participant accounts and distributed in such a manner as the Company may determine.

Note 6 - Related-Party Transactions

The Plan owned 413,724 and 399,337 shares of Trecora Resources (Note 1) common stock valued at $5,585,271 and $5,530,821 at December 31, 2017, and 2016, respectively.

Certain plan investments in shares of pooled separate accounts and guaranteed interest contracts are managed by Principal Insurance Company and qualifying employer securities are held by Principal Trust Company. Principal Insurance Company and Principal Trust Company are also the trustees, custodians and record keepers as defined by the Plan, and, therefore, these transactions qualify as party-in-interest transactions. Purchases and sales of these accounts and the underlying investments comprising these accounts are open market transactions at fair market value. Such transactions are permitted under the provisions of the Plan and are exempt from the prohibition of party-in-interest transactions under ERISA and applicable exemptions promulgated thereunder.

TEXAS OIL AND CHEMICAL CO. II, INC. 401(K) PLAN
Notes to Financial Statements

Note 7 - Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated October 13, 2015, that the Plan and related trust are designed in accordance with applicable sections of the IRC.   Plan management believes that the Plan is currently designed and being operating in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain tax position that more likely than not, would not be sustained upon examination by the IRS.  The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2017, and 2016, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

TEXAS OIL AND CHEMICAL CO. II, INC. 401(K) PLAN
Notes to Financial Statements

Note 8 – Net Asset Value (NAV) Per Share

Investment	Fair Value - December 31, 2017*	Fair Value - December 31, 2016*	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period

Principal Government & HQ Bond Separate Account (a)	$306,265	$265,760	Daily	None	None
Principal Lifetime 2010 Separate Account (b)	60,897	62,208	Daily	None	None
Principal Lifetime 2020 Separate Account (b)	2,206,761	1,706,882	Daily	None	None
Principal Lifetime 2030 Separate Account (b)	3,406,934	2,454,389	Daily	None	None
Principal Lifetime 2040 Separate Account (b)	1,095,478	766,086	Daily	None	None
Principal Lifetime 2050 Separate Account (b)	1,344,603	804,884	Daily	None	None
Principal Lifetime 2060 Separate Account (b)	228,790	99,587	Daily	None	None
Principal Lifetime Str Inc Separate Account (c)	2,778	1,094	Daily	None	None
Columbus Circle Inv - Large Capital Growth Separate Account (d)	1,408,198	422,515	Daily	None	None
Principal Large Capital S&P 500 Index Separate Account (e)	2,955,385	2,598,080	Daily	None	None
Goldman Sachs Mid Capital Value I Separate Account (f)	1,785,343	1,476,386	Daily	None	None
Principal Mid Capital S&P 400 Index Separate Account (g)	1,439,019	1,295,973	Daily	None	None
Principal Small Capital Blend Separate Account (h)	1,928,678	1,633,767	Daily	None	None
Principal Diversified International Separate Account (i)	1,706,884	1,137,063	Daily	None	None
Principal U.S. Property Separate Account (j)	442,455	368,847	(j)	(j)	(j)
Westwood/Barrow Hanley Large Capital Value III Separate Account (k)	3,393	47,218	Daily	None	None
Principal Income Separate Account (l)	394,738	338,810	Daily	None	None
Principal Capital Appreciation Fund (m)	1,048,138	711,792	Daily	None	None
Principal Capital Equity Income Separate Account (n)	545,815	377,950	Daily	None	None
Principle Liquid Assets Separate Account (o)	131,363	290,764	Daily	None	None
Principal Core Plus Bond Separate Account (p)	67,800	78,887	Daily	None	None
	$22,509,715	$16,938,942

        *The fair values of the investments have been estimated using the net asset value of the investment.

TEXAS OIL AND CHEMICAL CO. II, INC. 401(K) PLAN
Notes to Financial Statements

Note 8– Net Asset Value (NAV) Per Share (Continued)

(a)
The investment seeks to provide a high level of current income consistent with safety and liquidity.  The fund invests primarily in securities issued by the U.S. government, its agencies or instrumentalities or securities that are rated AAA by S&P, AAA by Fitch, or Aaa by Moody's.

(b)
The investment seeks a total return consisting of long-term growth of capital and current income.  The fund invests in underlying Principal domestic and foreign equity, real estate investments, and fixed-income funds according to an asset allocation strategy designed for investors having an investment time horizon comparable to that of the fund.  It allocates the assets more conservatively over time.

(c)
The investment seeks current income and, as a secondary objective, capital appreciation.  The fund invests in underlying Principal domestic and foreign equity, real estate investments, and fixed-income funds according to an asset allocation strategy designed for investors primarily seeking current income and secondarily capital appreciation.  Its asset allocation is designed for investors who are approximately 15 years beyond the normal retirement age of 65.

(d)
The investment seeks long-term growth of capital.  The fund normally invests at least 80% of net assets in equity securities of companies with market capitalizations within the range of companies in the Russell 1000 Growth Index at the time of purchase.  It may also invest in initial public offerings and foreign securities.  It invests in growth equity securities; growth orientation emphasizes buying equity securities of companies whose potential for growth of capital and earnings is expected to be above average.

(e)
The investment seeks long-term growth of capital.  The fund invests at least 80% of net assets in common stocks of companies that compose the S&P 500 Index.  It uses an indexing strategy or a passive investment approach designed to track the performance of the S&P 500.

(f)
The investment seeks long-term growth of capital.  The fund invests at least 80% of net assets in equity securities of companies with medium market capitalizations (those with market capitalizations similar to companies in the Russell Midcap Value Index) at the time of purchase.  It invests in value equity securities; the value orientation selection emphasizes buying securities that appear to be undervalued.

(g)
The investment normally invests the majority of assets in common stocks of companies that compose the S&P MidCap 400 Index.  Management attempts to mirror the investment performance of the index by allocating assets in approximately the same weightings as the S&P MidCap 400 Index.  Over the long-term, management seeks a very close correlation between the performance of the Separate Account before expenses and that of the S&P MidCap 400 Index.

(h)
The investment seeks long-term growth of capital.  The fund normally invests at least 80% of net assets in equity securities of companies with small market capitalizations (those with market capitalizations similar to companies in the Russell 2000 Index) at the time of purchase.  It invests in equity securities with value and /or growth characteristics and constructs an investment portfolio that has a "blend" of equity securities with these characteristics.

TEXAS OIL AND CHEMICAL CO. II, INC. 401(K) PLAN
Notes to Financial Statements

Note 8 – Net Asset Value (NAV) Per Share (Continued)

(i)
The investment seeks long-term growth of capital.  The fund invests primarily in equity securities of companies domiciled in any of the nations of the world including those in countries with emerging markets.  It has no limitation on the percentage of assets that are invested in any one country or denominated in any one currency, but the fund typically invests in at least 30 countries.

(j)
 The pooled separate account invests mainly in commercial real estate and includes mortgage loans which are backed by the associated properties.  Certain high need payments, such as death, disability, certain eligible retirements, and hardship withdrawals were not subject to the withdrawal limitation.  Other withdrawal requests were subject to the limitation until certain liquidity levels were achieved.

(k)
The investment seeks long-term growth of capital.  The fund normally invests at least 80% of net assets, plus any borrowings for investment purposes, in companies with large market capitalizations at the time of each purchase.  The pooled separate account invests in value equity securities, an investment strategy that emphasizes buying equity securities that appear to be undervalued.

(l)
The investment seeks to provide a high level of current income consistent with preservation of capital. The fund invests primarily in a diversified pool of fixed-income securities including corporate securities, U.S. government securities, and mortgage-backed securities, up to 35% of which may be in below investment grade bonds which are rated at the time of purchase Ba1 or lower by Moody's and BB+ or lower by S&P. It maintains an average portfolio duration that is within 25% of the duration of the Barclays U.S. Aggregate Bond Index.

(m)
The investment seeks to provide long-term growth of capital. The fund invests primarily in equity securities of companies with any market capitalization, but has a greater exposure to large market capitalization companies than small or medium market capitalization companies. It invests in equity securities with value and/or growth characteristics and constructs an investment portfolio that has a "blend" of equity securities with these characteristics. Investing in value equity securities is an investment strategy that emphasizes buying equity securities that appear to be undervalued.

(n)
The investment seeks a relatively high level of current income and long term growth of income and capital by investing primarily in the common stocks of U.S. large cap companies.  The benchmark is the Russell 1000 Value Index.  The strategy typically invests in 80-100 companies.

(o)
The investment seeks as high a level of current income as is considered consistent with preservation of principal and maintenance of liquidity. It invests in a portfolio of high quality, short-term money market instruments. The investments are U.S. dollar denominated securities which the sub-advisor believes present minimal credit risks. The sub-advisor maintains a dollar weighted average portfolio maturity of 60 days or less.

(p)
The investment option invests primarily in intermediate-term, fixed-income investments such as public and private corporate bonds, commercial and residential mortgages, asset-backed securities, and US government and agency-backed securities. Value is added primarily through sector allocation and security selection. The Separate Account may enter into reverse repurchase agreements to attempt to enhance portfolio return and income.

TEXAS OIL AND CHEMICAL CO. II, INC. 401(K) PLAN
Notes to Financial Statements

Note 9 – Reconciliation to the Form 5500

The following are reconciliations of net assets available for benefits as of December 31, 2017, and 2016, and changes in net assets available for benefits for the year ended December 31, 2017, per Form 5500 to the financial statements:

	December 31, 2017	December 31, 2016
Net assets available for benefits per Form 5500	$ 31,755,092	$ 25,893,059
Rounding and other	1	(1,669)

Net assets per financial statements	$31,755,093	$ 25,891,390

Year ended December 31, 2017
Net increase in net assets available for benefits per Form 5500	$ 5,862,033
Rounding and other	1,670

Net increase in net assets available for benefits per financial statements	$ 5,863,703

SUPPLEMENTARY INFORMATION

TEXAS OIL AND CHEMICAL CO. II, INC. 401(K) PLAN
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2017
			EIN: 74-2001879
			Plan No. 001
(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
	Investments at fair value:
*	Guaranteed Interest Contract	Maturity date: 12/31/2017		$183,961
*	Guaranteed Interest Contract	Maturity date: 12/31/2018		196,998
*	Guaranteed Interest Contract	Maturity date: 12/31/2019		228,191
*	Guaranteed Interest Contract	Maturity date: 12/31/2020		340,107
*	Guaranteed Interest Contract	Maturity date: 12/31/2021		390,073
*	Principal Liquid Assets Separate Account	2,499.80		131,363
*	Principal Core Plus Bond Separate Account	52.77		67,800
*	Principal Government & HQ Bond Separate Account	11,066.85		306,265
*	Principal Lifetime 2010 Separate Account	2,484.72		60,897
*	Principal Lifetime 2020 Separate Account	79,354.99		2,206,761
*	Principal Lifetime 2030 Separate Account	116,885.50		3,406,934
*	Principal Lifetime 2040 Separate Account	36,022.20		1,095,478
*	Principal Lifetime 2050 Separate Account	44,798.50		1,344,603
*	Principal Lifetime 2060 Separate Account	14,021.60		228,790
*	Principal Lifetime Str Inc Separate Account	126.99		2,778
*	Columbus Circle Inv - Large Capital Growth Separate Account	24,347.63		1,408,198
*	Principal Large Capital S&P 500 Index Separate Account	22,758.40		2,955,385
*	Goldman Sach Mid Capital Value I Separate Account	22,571.36		1,785,343
*	Principal Mid Capital S&P 400 Index Separate Account	24,637.99		1,439,019
*	Principal Small Capital Blend Separate Account	10,410.00		1,928,678
*	Principal Diversified International Separate Account	18,294.57		1,706,884
*	Principal U.S. Property Separate Account	393.53		442,455
*	Westwood/Barrow Hanley Large Capital Value III Separate Account	120.56		3,393
	Principal Income Separate Account	25,198.23		394,738
	Principal Capital Appreciation Separate Account	32,243.97		1,048,138
	Principal Capital Equity Income Separate Account	17,056.60		545,815
*	Trecora Resources (1)	413,723.78		5,585,271
	AM FDS Growth Fund OF AM R4 FUND	245.87		12,072
	Oppenheimer Rising Div A Fund	1.58		31
	PIMCO Small Cap STKPLUS Small A FD	58,693.30		605,715
	American Funds AMER MUT R4 FUND	969.04		39,411
	Invesco Asia Pacific Growth A Fund	8,340.93		295,185
	Lord Abbett SHT DRTN Inc. A Fund	27,128.98		115,298
	AB Discovery Growth A Fund	24,907.36		270,494
	AM FDS NEW PERSP R4 FUND	336.48		14,324
*	Participant loans	(Interest rates at 5.25%-6.50%)	$ 0	967,555
	Total investments			$31,754,401
*	Parties-in-interest
(1)	Included in Trecora Resources is $30,933 nonparticipant- directed unallocated forfeitures
	Column (d) cost is not required since all investments are directed by participants

See Report of Independent Registered Public Accounting Firm

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Texas Oil and Chemical Co. II, Inc. 401(K) Plan
Date: 06/28/18	/s/
Christopher Groves
Plan Administrator

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of BKM Sowan Horan, LLP